August 2, 2013

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Take-Two Interactive Software, Inc.
Form 10-K for Fiscal Year Ended March 31, 2013
Filed May 14, 2013
File No. 001-34003

Dear Ms. Collins:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Take-Two Interactive Software, Inc.’s (the “Company”) Form 10-K for the fiscal year ended March 31, 2013, filed May 14, 2013 (the “Form 10-K”), as contained in the letter, dated July 22, 2013 (the “Comment Letter”).

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for income taxes, page 41

1.
We note the caption in your effective income tax rate reconciliation on page 89 for “foreign tax rate differential.” Tell us which of your foreign jurisdictions had a more significant impact on your effective tax rate for each period presented and tell us your consideration to disclose this information. Also, tell us whether you considered including a discussion in MD&A explaining the relationship between the foreign and domestic effective tax rates in greater detail. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Response:

We respectfully acknowledge the Staff’s comment and the requirements of Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960 as they relate to Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). The line item in our footnote labeled “Foreign Tax Rate Differential” represents solely the earnings/losses of each of our non-US entities multiplied by the statutory rate difference between that of the US and each of the foreign jurisdictions in which the Company operates. Although net revenue earned outside of the US is principally generated by our operations in Europe, Asia, Australia, Canada and Latin America, a large portion of our non-US business is conducted through our Swiss subsidiary.  As a result, a significant portion of our annual pre-tax profit or loss is recorded in Switzerland.  The difference between the US rate of 35% and the Swiss rate of 11.7% accounts for substantially all of the impact of the foreign rate differential in the effective rate reconciliation for all years presented in the Form 10-K.

Although the rate differential between the US and Switzerland is material, because there is a full valuation allowance recorded against our deferred tax assets in Switzerland, there is no tax benefit or expense related to Switzerland and consequently, no impact on the Company's overall tax provision for all years presented in the Form 10-K. Given that the Swiss business has a negligible impact on our tax provision, in our judgment, further disclosures in our footnotes would not provide any material or useful information to the investors and other users.

In preparing our MD&A, we considered Item 303(a)(3)(i) of Regulation S-K and Section III.B of Release No. 34-48960 and we respectfully believe that we have addressed all disclosure requirements.  Section III.B states that the MD&A requirements call for companies to provide investors and other users with material information and that there may be different quantitative and qualitative factors to consider when deciding whether to include certain information in a specific quarterly or annual report.  As described above, given that the Swiss business has a negligible impact on our tax provision, in our judgment, further disclosures in our MD&A would not provide any material or useful information to the investors and other users.

Notes to Consolidated Financial Statements

Note 1. Basis for Presentation and Significant Accounting Policies

Revenue Recognition, page 73

2.
We note from your disclosures in Note 15, during fiscal 2013 approximately 21% of your products were delivered through digital online distribution. Please tell us what sales models you use for your digital online sales (i.e., subscription model, online download for a one-time fee, free-to-play games with advertising, etc.) and describe your revenue recognition policy for each. Also, tell us whether your policy differs if the digital downloads are sold from your websites versus from third-party owned websites.

Response:

As you mentioned, Note 15 to our Consolidated Financial Statements, "Segment and Geographic Information," discloses that net revenue from digital online channels comprised approximately $256.1 million for the fiscal year ended March 31, 2013. A number of our titles that are available through retailers as packaged goods products are also available through direct digital download through the Internet. Approximately $249 million of the amount noted above was delivered from online downloads for a one-time fee, with the remaining approximately $7 million (or 0.58 of 1% of our consolidated net revenues) being generated from all other forms of digital delivery. Online downloads for a one-time fee are evaluated for revenue recognition in a manner consistent with game sales delivered via a physical disc (i.e., the method of delivery does not impact revenue recognition and revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met)). Accordingly, our policy does not differ whether the digital downloads are sold from our websites or from third-party owned websites.

For our fiscal year 2013, we offered no time-based subscriptions or free-to-play games with advertising, and any other digital revenues derived from free to play games and virtual currency or virtual goods were immaterial.

We will continue to carefully monitor our emerging sales models and the adequacy of our disclosures; as emerging sales models become material, we will provide additional disclosures in future filings related to our revenue recognition policy.

Notes to Consolidated Financial Statements

Note 1. Basis for Presentation and Significant Accounting Policies

Revenue Recognition, page 73

3.
We note that you added a discussion regarding your accounting for multiple element arrangements to your revenue recognition policy. Please tell us which of your arrangements have multiple elements and how these arrangements differ from those entered into in the past. Also, tell us what portion of the current year revenue was generated from such arrangements.

Response:

As a promotional incentive, the Company may offer free additional content to consumers who purchase our games. Historically, such additional content has been made available upon release of our game with no undelivered elements. However, during the fiscal year ended March 31, 2013, the Company released a number of games that referenced specific additional downloadable content that were not available for delivery upon the release of the game, but were to be made available at a later date which crossed over reporting periods. Separately, also commencing for the first time during the fiscal year ended March 31, 2013, the Company launched a new type of game that requires ongoing maintenance and support.

During the fiscal year ended March 31, 2013, the Company recognized approximately one percent of consolidated net revenue from the additional elements in such arrangements.  Prior to fiscal 2013 we had no multiple element arrangements.  Although not material, we added disclosures in the Form 10-K to reflect such arrangements as we expect such emerging revenues to increase in future periods.

See further discussion of such arrangements in our response to Comment 4 below.

Notes to Consolidated Financial Statements

Note 1. Basis for Presentation and Significant Accounting Policies

Revenue Recognition, page 73

4.
In addition, you state that multiple element arrangements may provide a combination of game software, additional content, maintenance or support. Please tell us on which platform and through which distribution channel these arrangements typically arise. Further tell us the types of additional content that are included in the arrangement, whether it includes virtual goods or other online functionality, and how you determine whether those are separate elements in these arrangements. Also, regarding maintenance and support, please tell us the nature of these services, the typical terms and whether there is an option to renew such services.

Response:

As noted above in our response to Comment 3, during the fiscal year ended March 31, 2013, the Company released a number of games that had certain additional content delivered at a later date through direct digital download distribution which crossed over reporting periods. The type of additional content typically offered is limited to an extra level of gameplay which is provided to further enhance the gaming experience and exclude virtual goods or other online functionality. Such revenues, which are based on vendor specific objective evidence of fair value (“VSOE”), are immaterial (approximately 1% of our fiscal 2013 revenues) and are deferred at fair value and recognized as the additional content is made available. The revenues recognized are included within the platform and through the distribution channel in which the original game was sold. Please see our response to Comment 5 below for further discussion on our determination of value.

In addition, during the fiscal year ended March 31, 2013, NBA 2K Online, our first free-to-play NBA simulation game was  launched commercially on a third party’s game portal with limited distribution in China.  The revenue recognized from this game is included within the PC and other platform and through the digital online distribution channel. Our arrangement with the third party requires ongoing maintenance and support from the Company including, but not limited to, managing the quality of the game, unspecified enhancements (updates or upgrades) to the licensed products when and if made available by us, technical support (via phone, web or fax) including such features as access to our online support tools, knowledge bases and technical experts, bug fixing, etc.  Our post launch responsibilities (PCS) do not include any services such as installation, training, and customization.  The term of the services is for a fixed multiple year period of time and there is no option to renew such services. Since the Company does not sell its post launch responsibilities (PCS) separately and has no history of selling another game with similar functionalities and support, fair value for the undelivered element (PCS) cannot be established. Accordingly, revenue for the entire arrangement was deferred and is being recognized straight line over the term of the agreement.  We had no other similar arrangements with PCS during fiscal 2013 or prior periods.

Notes to Consolidated Financial Statements

Note 1. Basis for Presentation and Significant Accounting Policies

Revenue Recognition, page 73

5.
We note that you determine the fair value of each delivered and undelivered element using VSOE and allocate the total price among the various elements. You also disclose that you determine VSOE based on historical stand-alone sales to third parties provided that a substantial majority of the selling prices fall within a reasonably narrow pricing range. Please tell us for which elements in these arrangements you are able to establish VSOE. Further, tell us what you deem to be a substantial majority and a reasonably narrow pricing range. In addition, tell us how frequently you are unable to determine VSOE for the undelivered elements and therefore, how often you defer revenue.

Response:

As noted above, for our games which include free additional content to be made available at a later date, we establish VSOE for such undelivered content based upon prices we charge when comparable elements are sold separately. We have an established history of selling downloadable content as separate and distinct stand-alone transactions.  As part of our analysis, we identify the population of all of our stand-alone comparable offerings (similar level of content and hours of gameplay).  Typically, we determine that a reasonably narrow pricing range exists if our analysis demonstrates that 80% or more of historical stand-alone selling prices to third parties are priced within a range of +/- 15% of the midpoint of the range. During the fiscal year ended March 31, 2013, we determined that the VSOE prices fell within this reasonably narrow range and accordingly our methodology provided sufficient evidence to support the existence of VSOE of fair value for each of our offerings.

As noted above in our response to Comment 4, the Company was unable to establish VSOE for our PCS related to NBA 2K Online which released during fiscal 2013.  Except for additional content, there is no other undelivered element in any of our arrangements requiring the use of VSOE to allocate price among the various elements during our 2013 fiscal year.

Notes to Consolidated Financial Statements

Note 1. Basis for Presentation and Significant Accounting Policies

Revenue Recognition, page 73

6.
We note from your statements in the fourth quarter of 2013 earnings call held on May 13, 2013, that you are now receiving high-margin revenue from in-game purchases of virtual goods, both in front-line titles such as NBA 2K13 and in mobile and online titles. Please tell us what percentage of your revenue in fiscal year 2013 was generated from such in-game purchases of virtual goods in total and by product platform, such as consoles compared to mobile and PC. Tell us how you account for in-game purchases and how that accounting may differ by platform. Also tell us your consideration for disclosing these amounts and the related accounting policies in future filings.

Response:

As we discussed during our earnings call, the Company began to recognize revenue from in-game purchases of virtual goods during the fiscal year ended March 31, 2013. Our revenue generated from these in-game purchases is still at the emerging stage and in fiscal year 2013 was immaterial as it represented less than one percent of consolidated net revenue. The Company recognizes revenue generated from these purchases ratably over the estimated remaining life of the game. We will continue to carefully monitor our emerging sales models and the adequacy of our disclosures; as revenue from in-game purchases of virtual goods becomes material, we will provide additional disclosures in future filings related to our revenue recognition policy.

In addition, the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Should you have any questions concerning this letter please call the undersigned at (646) 536-3003.

Very truly yours,

/s/ Lainie Goldstein

Lainie Goldstein

Chief Financial Officer

cc:	Melissa Kindelan
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Seth Krauss, Esq. (Take-Two Interactive Software, Inc.)
Linda Zabriskie, Esq. (Take-Two Interactive Software, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)